Exhibit 99.1

PRESS RELEASE

Cellectis Appoints Bing Wang, PhD, MBA

as Chief Financial Officer

February 10, 2022 - New York (N.Y.) - Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced the appointment of Bing C. Wang, PhD, MBA, as Chief Financial Officer and member of Cellectis’ executive committee.

Dr. Wang is a highly accomplished biotechnology executive who brings extensive global finance experience in the biotechnology industry including a background with global public companies in corporate finance, mergers and acquisitions, operations management systems, and financial planning and analysis. He joins Cellectis to oversee the company’s global finance team reporting directly to Chief Executive Officer, André Choulika, PhD.

Prior to joining Cellectis, Dr. Wang was most recently the Chief Executive Officer and Director of Refuge Biotechnologies Inc., a cell therapy immune-oncology biotechnology company leveraging synthetic biology and gene engineering, which he co-founded following nearly a decade of healthcare investment banking experience. Prior to his tenure at Refuge, Dr. Wang worked in healthcare investment banking at Barclays Capital Inc. and Citigroup Global Markets Inc.

At Barclay’s, Dr. Wang served as director of healthcare investment banking where he acted as strategic financial advisor and helped raised capital for companies in the healthcare industry. Dr. Wang had also served as Board Director at KBP Biosciences, a clinical-stage biotechnology company. He is currently on the advisory board of the Healthcare and Pharmaceutical Management Program at Columbia Business School.

“Bing’s extensive experience in global finance and operations, as well as his track record financing clinical-stage biotech companies, will be critical as we will enter our next stage of development of our clinical trials,” said André Choulika, PhD, Chief Executive Officer. “On behalf of the entire Cellectis team, I welcome Bing and look forward to his contributions.”

“I’m thrilled to be joining a company that has strong and integrated capabilities in clinical development, manufacturing, translational science, and a well validated gene editing platform. As a 20-year cancer survivor, I look forward to joining the Cellectis team, to contribute to the company’s mission in developing durable and off-the-shelf cancer therapies”, said Dr. Wang.

Dr. Wang holds a Bachelor of Science in Applied Physics from Columbia University, MA and Ph.D. in Electrical Engineering from Princeton University, and MBA from Columbia Business School.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR-T cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:

Arthur Stril, Chief Business Officer, +33 (0)1 81 69 16 69, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577, arr@lifesciadvisors.com

Forward-looking Statements

This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts, the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of completion of construction of our Raleigh, North Carolina manufacturing facility, and operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.